UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Carter’s, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-31829	13-3912933
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Phipps Tower

3438 Peachtree Road NE, Suite 1800

Atlanta, Georgia 30326

(Address of principal executive offices, including zip code)

Scott F. Duggan

Senior Vice President, General Counsel and Secretary

(678) 791-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as Exhibit 1.01 hereto. It is publicly available at www.carters.com, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item  2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as described in Items 1.01 and 1.02 of this Form SD.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Carter’s, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 29, 2020	CARTER’S, INC.

	By:	/s/ Scott F. Duggan
	Name:	Scott F. Duggan
	Title:	Senior Vice President, General Counsel and Secretary